United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2006

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A.

Condensed Consolidated Financial Statements
for the three-month and nine-month periods
ended September 30, 2006 and 2005 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders Aracruz Celulose S.A. Aracruz, Espírito Santo, Brazil

1.

We have reviewed the accompanying condensed consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of September 30, 2006 and the related condensed consolidated statements of operations for the three-month and nine-month periods ended September 30, 2006 and 2005, and changes in stockholders’ equity and cash flows for the nine-month periods ended September 30, 2006 and 2005, all expressed in United States dollars. These financial statements are the responsibility of the Company's management.

2.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

4.

We have previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein) and, in our report dated January 10, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Rio de Janeiro, Brazil, October 5, 2006

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Condensed Consolidated Balance Sheets (Unaudited)
(Expressed in thousands of United States dollars, except number of shares)

	September 30,	December 31,
Assets	2006	2005
Current assets
Cash and cash equivalents	110,576	34,114
Short-term investments	499,855	521,613
Accounts receivable, net
Securitization program	234,317	232,311
Other	27,748	20,995
Inventories	217,149	173,873
Deferred income tax	19,268	14,439
Recoverable income and other taxes	108,030	89,727
Prepaid expenses and other current assets	14,344	7,733

	1,231,287	1,094,805

Property, plant and equipment, net	2,104,138	2,068,547

Investment in affiliated company	311,134	298,925
Goodwill	207,050	207,050

Other assets

Advances to suppliers	74,528	64,343
Restricted deposits for legal proceedings	22,109	20,476
Recoverable income and other taxes	4,177	3,832
Other	4,730	6,027

	105,544	94,678

Total Assets	3,959,153	3,764,005

Condensed Consolidated Balance Sheets (Unaudited)
(Expressed in thousands of United States dollars, except number of shares)

	September 30,	December 31,
Liabilities and Stockholders' equity	2006	2005
Current liabilities
Suppliers	92,860	84,839
Payroll and related charges	24,531	19,525
Income and other taxes	40,077	21,492
Current portion of long-term debt
Related party	63,942	59,130
Other	23,207	145,276
Short-term debt - export financing and other	4,600	80,496
Accrued finance charges	16,004	7,116
Interest payable on stockholders' equity	38,196	65,947
Other accruals	7,080	1,344
	310,497	485,165
Long-term liabilities
Long-term debt
Related party	172,948	204,665
Other	1,023,045	805,620
Deferred income tax	87,225	56,366
Tax assessments and litigation contingencies (Note 8)	220,495	214,596
Suppliers	4,097	9,988
Other	30,044	22,851
	1,537,854	1,314,086
Minority interest	704	331

Stockholders' equity
Share capital - no-par-value shares authorized, issued and outstanding
Preferred stock
Class A - 38,012,833 shares as of September 30, 2006 and
38,022,178 shares as of December 31, 2005	31,097	31,105
Class B - 539,150,588 shares as of September 30, 2006 and
539,141,243 shares as of December 31, 2005	583,399	583,391
Common stock - 455,390,699 shares as of September 30, 2006 and
December 31, 2005	297,265	297,265
Treasury stock
Class B preferred stock - 1,483,200 shares as of September 30,
2006 and December 31, 2005 and Common stock - 483,114
shares as of September 30, 2006 and December 31, 2005	(2,639)	(2,639)
Total share capital	909,122	909,122
Appropriated retained earnings	1,090,359	1,012,799
Unappropriated retained earnings	110,617	42,502
	2,110,098	1,964,423
Total Liabilities and Stockholders' equity	3,959,153	3,764,005

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except number of shares and per-share amounts)
(Unaudited)

	Three-month period		Nine-month period
	ended September 30		ended September 30
	2006	2005	2006	2005
Operating revenues
Sales of eucalyptus pulp
Domestic	20,340	19,308	53,795	47,141
Export	468,869	350,921	1,336,205	1,035,355

	489,209	370,229	1,390,000	1,082,496
Sales taxes and other deductions	57,204	45,283	166,576	135,722

Net operating revenues	432,005	324,946	1,223,424	946,774

Operating costs and expenses
Cost of sales	261,192	184,522	759,543	531,439
Selling	17,809	16,183	55,806	46,410
Administrative	19,249	8,782	39,769	22,718
Other, net	5,102	(4,442)	12,503	11,901

	303,352	205,045	867,621	612,468

Operating income	128,653	119,901	355,803	334,306

Non-operating (income) expenses
Financial income	(39,772)	(38,032)	(146,930)	(107,197)
Financial expenses	38,344	30,395	119,168	104,872
Gain on currency
remeasurement, net	(464)	(10,479)	(6,934)	(28,912)
Other, net		(375)	(2)	(549)

	(1,892)	(18,491)	(34,698)	(31,786)
Income before income taxes, minority
interest and equity in results of
affiliated companies	130,545	138,392	390,501	366,092

Income tax expense (benefit)
Current	(13,575)	(3,754)	23,541	78,111
Deferred	6,471	47,101	26,036	34,976

	(7,104)	43,347	49,577	113,087

Minority interest	184	(208)	373	(185)

Equity in results of affiliated companies	(5,743)	23,213	12,292	54,439
Net income	143,208	72,040	328,259	198,751

Condensed Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except number of shares and per-share amounts)
(Unaudited)
(Continued)

	Three-month period		Nine-month period
	ended September 30		ended September 30
	2006	2005	2006	2005
Basic and diluted earnings per share
Class A preferred stock	0.145	0.073	0.332	0.201
Class B preferred stock	0.145	0.073	0.332	0.201
Common stock	0.132	0.066	0.302	0.183

Weighted-average number of shares
outstanding (thousands)
Class A preferred stock	38,013	38,022	38,019	38,022
Class B preferred stock	537,667	537,684	537,661	537,753
Common stock	454,908	454,908	454,908	454,908

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)

	Nine-month period ended September 30,
	2006	2005
Cash flows from operating activities
Net income	328,259	198,751
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and depletion	162,302	157,642
Equity results of affiliated company	12,292	54,439
Deferred income tax	26,036	34,976
Gain on currency remeasurement	(6,934)	(28,912)
Loss on sale of equipment	59	1,000
Decrease (increase) in operating assets
Accounts receivable, net	(17,231)	4,389
Interest on short-term investments	8,281	(61,223)
Inventories, net	(43,276)	(38,721)
Recoverable income taxes	(12,905)	(38,539)
Other	(4,942)	(5,759)
Increase (decrease) in operating liabilities
Suppliers	(549)	(8,452)
Payroll and related charges	4,080	3,787
Tax assessment and litigation contingencies	10,630	52,694
Accrued finance charges	8,848	2,887
Other	9,008	3,845

Net cash provided by operating activities	483,958	332,804

Cash flows from investing activities
Short – term investments
Applications	(116,784)	(17,767)
Redemptions	173,631	54,754
Proceeds from sale of equipment	326	505
Investments in affiliate	(24,500)	(47,330)
Additions to property, plant and equipment	(198,266)	(102,222)

Net cash used in investing activities	(165,593)	(112,060)

Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)
(Continued)

	Nine-month period ended September 30,
	2006	2005
Cash flows from financing activities
Short-term debt, net	(74,748)	97,587
Long-term debt
New Borrowings
Other	809,000	25,000
Repayments
Related parties	(47,515)	(41,041)
Other	(711,689)	(99,124)
Treasury stock		(351)
Dividends and interest on stockholders’ equity paid	(214,793)	(132,159)

Net cash used in financing activities	(239,745)	(150,088)

Effect of exchange rate changes on cash and cash equivalents	(2,158)	6,503

Increase in cash and cash equivalents	76,462	77,159

Cash and cash equivalents, beginning of the period	34,114	36,474

Cash and cash equivalents, end of the period	110,576	113,633

Supplementary cash flow information
Interest paid	56,372	51,286

Income taxes paid	19,470	155,743

The accompanying notes are an integral part of these condensed consolidated financial statements

Condensed Consolidated Statement of Changes in Stockholders’ Equity
(Expressed in thousands of United States dollars, except number of shares)
(Unaudited)

	Nine-month period ended September 30, 2006		Nine-month period ended September 30, 2005
	Shares	US$	Shares	US$
Share capital
Preferred stock – Class A
Balance, January 1	38,022,178	31,105	38,022,178	31,105
Conversion to Class B stock	(9,345)	(8)

Balance, September 30	38,012,833	31,097	38,022,178	31,105

Preferred stock - Class B
Balance, January 1	539,141,243	583,391	539,141,243	583,391
Conversion from Class A stock	9,345	8

Balance, September 30	539,150,588	583,399	539,141,243	583,391

Common stock
Balance, January 1 and September 30	455,390,699	297,265	455,390,699	297,265

Treasury stock
Balance, January 1	(1,966,314)	(2,639)	(1,861,114)	(2,288)
Treasury stock acquired			(105,200)	(351)

Balance, January 1 and September 30	(1,966,314)	(2,639)	(1,966,314)	(2,639)

Balance carried forward	1,030,587,806	909,122	1,030,587,806	909,122

Condensed Consolidated Statement of Changes in Stockholders’ Equity
(Expressed in thousands of United States dollars, except number of shares)
(Unaudited)
(Continued)

	Nine-month period ended September 30, 2006		Nine-month period ended September 31, 2005
	Shares	US$	Shares	US$
Balance brought forward	1,030,587,806	909,122	1,030,587,806	909,122

Appropriated retained earnings
Investments reserve
Balance, January 1		823,434		482,013
Transfer from unappropriated
retained earnings		63,058		93,747

Balance, September 30		886,492		575,760

Fiscal-incentive reserve
Balance, January 1		69,300		53,819
Transfer from unappropriated
retained earnings		5,307		19,176

Balance, September 30		74,607		72,995

Legal reserve
Balance, January 1		120,065		83,695
Transfer from unappropriated
retained earnings		9,195		16,278

Balance, September 30		129,260		99,973

Total balance, September 30		1,090,359		748,728

Unappropriated retained earnings
Balance, January 1		42,502		285,287
Net income		328,259		198,751
Dividends and interest on
stockholders’ equity		(182,584)		(119,493)
Transfer to appropriated
retained earnings		(77,560)		(129,201)

Balance, September 30		110,617		235,344

Total stockholders’ equity	1,030,587,806	2,110,098	1,030,587,806	1,893,194

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to Condensed Consolidated Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

1              Summary of significant accounting policies

The unaudited condensed consolidated financial statements of Aracruz Celulose S.A. (the "Company") for the nine-month periods ended September 30, 2006 and 2005 are based upon accounting policies and methods consistent with those used and described in the Company’s annual report. In the opinion of management, the said financial statements include all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the first nine months of the year may not necessarily be indicative of the results to be expected for the entire year.

The unaudited condensed consolidated interim financial statements do not include all the disclosures required by accounting principles generally accepted in the United States of America ("US GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The financial information has been prepared in accordance with US GAAP, which differ in certain respects from the statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

In preparing the condensed consolidated interim financial statements, the use of estimates is required to account for certain assets, liabilities and other transactions. The Company's condensed consolidated interim financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, carrying values of goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities, employee post-retirement benefits and other similar evaluations. Actual results may vary from estimates.

The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - "Foreign Currency Translation" (“SFAS 52”). The U.S. Dollar is used as the Company's functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure. Translation gains and losses are recognized in the income statement, rather than in shareholders’ equity, and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

Notes to Condensed Consolidated Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

2              Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS 157 – “Fair Value Measures” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.

In September 2006, the FASB issued SFAS 158 – “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

This Statement amends Statement 87, FASB Statement No. 88, Employers’Accounting or Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, Statement 106, and FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, and other related accounting literature. Upon initial application of this Statement and subsequently, an employer should continue to apply the provisions in Statements 87, 88, and 106 in measuring plan assets and benefit obligations as of the date of its statement of financial position and in determining the amount of net periodic benefit cost.

An employer with publicly traded equity securities shall initially apply the requirement to recognize the funded status of a benefit plan (paragraph 4) and the disclosure requirements (paragraph 7) as of the end of the fiscal year ending after December 15, 2006.

The Company believes that the adoption of these pronouncements will not generate a material impact in its operations.

Notes to Condensed Consolidated Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

3 Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The Brazilian statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for both 2006 and 2005.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Three-month period		Nine-month period
	ended September 30		ended September 30
	2006	2005	2006	2005
Income before income taxes, minority interest and
equity in results of affiliated companies	130,545	138,392	390,501	366,092

Federal income tax and social
contribution at statutory rates	44,385	47,053	132,770	124,471
Adjustments to derive effective tax rate:
Depreciation on difference in asset basis	1,440	229	4,736	7,514
Translation effect for the period	(2,971)	30,346	21,010	77,880
Fiscal incentive – income tax		(8,708)		(8,708)
Results in subsidiaries with different tax rates	(39,130)	(21,007)	(74,300)	(62,764)
Interest on stockholders´ equity	(12,394)	(1,268)	(38,000)	(23,241)
Other	1,566	(3,298)	3,361	(2,065)
Income tax (credit) expense in the consolidated
statements of income	(7,104)	43,347	49,577	113,087

Notes to Condensed Consolidated Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

The major components of the deferred tax accounts in the balance sheet are as follows:

	September, 30	December, 31
	2006	2005
Deferred Tax Asset - Current Assets
Unrealized profits on intercompany transactions	19,268	14,439

Deferred Tax Liability – Long-Term
Foreign exchange variation taxable on cash basis	65,988	43,393
Difference in basis of accounting for
long-term investments	71,959	75,733
Deferred Tax Asset – Long-Term
Tax loss carryfowards from operations in Brazil	(11,288)	(19,029)
Tax loss carryfowards from operations
outside Brazil	(114)
Deductible temporary differences - other provisions	(39,320)	(43,731)

Net deferred tax liability – long-term	87,225	56,366

Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

4	Accounts receivable, net

		September, 30	December, 31
		2006	2005
	Customers - pulp sales
	Domestic	8,742	5,820
	Export
	Securitization Program	234,317	232,311
	Other	1,957	853
	Advances to suppliers	2,230	4,212
	Other	19,433	14,177

	Allowance for doubtful accounts	(4,614)	(4,067)

	Total, net	262,065	253,306

At September 30, 2006, one unaffiliated customer accounted for 37% of total customer receivables (at December 31, 2005 one customer accounted for 32% and two for 11% each one) and no other individually accounted for more than 10%.

Notes to Condensed Consolidated Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

5	Inventories
		September, 30	December, 31
		2006	2005
	Finished products	142,790	113,282
	Raw materials	29,722	21,597
	Maintenance supplies	44,637	38,994

		217,149	173,873

6	Loans and Financing

	Long-term debt
		September,	December, 31
		2006	2005

	Denominated in Brazilian currency – BNDES term loans with
	varying interest rates; principally the "Long-term
	Interest Rate" (TJLP) 7.8% to 10.5%
	(2005 – 7.8% to 10.5%), due 2006 to 2016	202,736	223,562
	Credit Export Note – 100% CDI, due 2008 to 2013	48,045
		250,781	223,562
	Denominated in foreign currencies
	BNDES Term loans – 8.61 to 9.62%
	(2005 – 8.51 to 9.51%), due 2006 to 2016	34,154	40,233
	International Finance Corporation (IFC) - (2005 - 7.42%)
	due 2007 to 2014 (*)		50,000
	Securitization of export receivables – 6.36%
	( 2005 – 5.98% to 7.05%) due 2006 to 2012	110,500	711,580
	Import financing – 5.62% to 6.27% (2005 – 3.82%
	to 4.47%), due 2006 to 2007	3,707	5,561
	Pre-export financing – 5.56% to 6.49% (2005 -
	5.02% to 6.10%) due 2010 to 2013	884,000	183,755
		1,032,361	991,129
	Total	1,283,142	1,214,691
	Less current portion	(87,149)	(204,406)
		1,195,993	1,010,285
(*) - Prepaid on April 12, 2006.

Notes to Condensed Consolidated Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

The long-term portion of the Company's debt at September 30, 2006 becomes due in the following years:

2007	21,217
2008	87,603
2009	60,464
2010	109,211
2011 and thereafter	917,498
Total	1,195,993

As part of management’s liquidity strategy, in March 2006 the Company exercised the right to prepay the notes issued in February 2002 (See table below). Additionally, the Company made a tender offer to the holders of notes issued in August 2003 and May 2004 to repurchase such notes, at the discretion of the holders. In September 2006 the Company exercised the right to prepay the rest of the amount related to the notes issued in August 2003. The table below summarizes such prepayments as well as the premium paid on prepayment:

		Premium paid on debt
Emission	Principal prepaid	amortization in advance

February 2002	145,950	2,113
August 2003	344,836	14,436
May 2004	58,000	1,398

	548,786	17,947

The premium paid on the debt amortization in advance was recognized against current earnings in the financial expenses caption.

Notes to Condensed Consolidated Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

7	Stockholders’ equity

Stockholders’ equity included in the financial information presented herein differs from that included in the Company's statutory accounting records as a result of differences between the variations in the US dollar exchange rate and in the indexes mandated, in previous years, for indexation of the statutory financial statements, and of adjustments made to reflect the requirements of US GAAP. Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company's statutory accounting records.

At September 30, 2006, the statutory reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 1.171 million.

Basic and diluted earnings per share ("EPS") as of September 30, 2006 and 2005 as presented in the Company's statement of income have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed in the following summary of significant rights, terms, privileges and conversion features of the Company's stock:

	Common Stock	Class A Stock	Class B Stock

Voting Rights	Yes	No, except in the event that dividends are not paid for 3 consecutive years. Voting rights will then be granted until the dividends in arrears for those 3 years are paid.	No, except in the event that dividends are not paid for 3 consecutive years. Voting rights will then be granted until the dividends in arrears for those 3 years are paid.

Privileges	None

Priority in the return of capital in the liquidation of the Company;

Right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock.

Priority in the distribution of a minimum annual cash dividend equivalent to 6% of the capital attributable to it.

Priority in the return of capital in the liquidation of the Company; Right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock.

Conversion Features	None	Can be converted into Class B Stock at any time, at the option and cost of the stockholder. Conversion rate 1:1.	Cannot be converted into Class A Stock nor to Common Stocks at any time.

Notes to Condensed Consolidated Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

Earnings, if any, in excess of the Class A preferred share minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common shares.

The following presents the earnings per share calculations:

	Nine-month period ended September 30 2006
	Preferred stock		Common
	Class A	Class B	Stock	Total

Dividends and interest on capital	7,017	99,236	76,330	182,583
Undistributed earnings per share	5,599	79,177	60,900	145,676
Net income for the period	12,616	178,413	137,230	328,259

Weighted average number of shares	38,019	537,661	454,908

Basic and diluted earnings per share	0.33	0.33	0.30

	Nine-month period ended September 30 2005
	Preferred stock		Common
	Class A	Class B	Stock	Total

Dividends and interest on capital	4,592	64,951	49,950	119,493
Undistributed earnings per share	3,046	43,081	33,131	79,258
Net income for the period	7,638	108,032	83,081	198,751

Weighted average number of shares	38,022	537,753	454,908

Basic and diluted earnings per share	0.20	0.20	0.18

Notes to Condensed Consolidated Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

8	Contingencies and Commitments

(a)	Contingencies

	(i)	Labor proceedings

At September 30, 2006, the Company had a total provision recorded for other cases of US$ 17.1 million (US$ 16.7 million in December 31, 2005) based on the Court’s computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of US$ 7.5 million (US$ 7.0 million in December 31, 2005). These proceedings are mainly represented by salary readjustments indexes over specific years questioned by some ex-employees.

	(ii)	Social charges proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years. The Company has been contesting this notification and, at September 30, 2006, has placed approximately US$ 7.8 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, Company’s management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been recognized.

	(iii)	PIS and COFINS contributions

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At September 30, 2006, the accrual for disputed taxes included US$ 72.1 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz’s case, the Company decided to cancel part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003. Notwithstanding, due to a judgment issued by the Brazilian Supreme Court which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted a provisional remedy allowing it not to pay the PAES installments related to such modification. As of September 30, 2006 the remaining balance amounted to US$ 24.7 million (US$ 23.5 million as of December, 2005) and is recorded in long-term liabilities.

Notes to Condensed Consolidated Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

(iv)	Value-Added Tax Credit

In 2002, the Company took action in court against the government of the State of Espírito Santo to confirm the legal right to use its accumulated ICMS credits arising from fixed assets, raw material and other goods acquired for utilization in the process of pulp production. In August 2005, the Company entered into a Term of Settlement with the State of Espírito Santo, pursuant to which it liquidated debts on tax rate differences ("diferencial de alíquota") in the amount of US$ 55.7 million. Of this amount, US$ 5.4 million were paid and US$ 50.3 million were compensated with accumulated ICMS credits. The legal action referred to above became redundant due to such settlement and, accordingly it was cancelled by the Company.

In September 2005, the government of the State of Espírito Santo passed a new legislation allowing the transference to other taxpayers of ICMS credits resulting from export sales. The new legislation, as amended in June 2006, sets forth that the assignment of such credits shall be requested by October 31, 2006. The Company envisages good chances of successful negotiation aiming to assign accumulated credits to third parties. In May 2006 the Company assigned credits to third parties in the amount of US$ 592 thousand at a discount of US$ 178 thousand.

As of September 30, 2006, the balance recorded as a tax asset was US$ 141.2 million (US$ 117.3 million as of December 31, 2005), of which the amount of US$ 137.0 million had a provision for loss (US$ 113.5 million as of December 31, 2005).

(v)	Social Contribution on profits generated by export sales

On September 10, 2003, the Company obtained a Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending of final determination, the Company has accrued a liability of US$ 86.3 million as of September 30, 2006 (US$ 74.4 million to December 2005).

(vi)	Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

Notes to Condensed Consolidated Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

(vii)	Income Tax - Deductibility of Social Contribution on the net profit

On June 29, 2005, the Company received a tax assessment notice claiming that social contribution charges should not have been deducted from taxable income when calculating income tax for 2000 and 2001. The accrual amounts to US$ 16.2 million as of September 30, 2006.

In July 2005, the Company reviewed its calculation of the income tax for the periods covered in the assessment and decided to pay US$ 10.1 million of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to charge the tax debt is currently suspended.

(viii)	Income tax and social contribution - offsetting of tax losses

On June 29, 2005, the Company received a tax assessment notice relating to the offsetting of tax losses against taxable income of 2000 and 2001. The Company also received a tax assessment notice relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program.

In July 2006 a Court decision did not recognize the Company's right to offset tax losses against taxable income. The Company challenged such decision. Notwithstanding, with the purpose of avoiding penalty charges the Company paid the amount of US$ 23.1 million

The existing accrual at September 30, 2006 for the period in which the Company took advantage of the BEFIEX tax benefit program is US$ 30.1 million.

(ix)	Others

Based on an analysis of the disputes involved and on consultation with its legal counsel, the Company has recorded additional provisions in the amount of US$ 14.9 million relating to several other legal disputes and has also made deposits in the amount of US$ 6.7 million in escrow accounts as of September 30, 2006.

Notes to Condensed Consolidated Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

(b)	Commitments

	(i)	Indian Communities - Terms of settlement

In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation in 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 6.2 million at September 30, 2006), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the fact that the Terms of Settlement were in force, during the year 2005 members of the Indian communities invaded some forestry areas and the industrial premises of the Company. Although the Company had obtained provisional measures to be reintegrated in the possession of the invaded areas, as of the end of the second quarter of 2006, these invaders still occupy approximately 11,000 hectares of land to which the Company is legally entitled. Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor (Ministério Público Federal) - suspended all its commitments towards the Indian communities under the Terms of Settlement. As of Setember 30, 2006, during the period in which the Terms of Settlement were being complied with, the Company had donated to the Indian Associations the amount of approximately R$ 9.6 million, equivalent to US$ 4.4 million.

On February 17, 2006 FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict No. 1.299/05, which recommends the extension of Indian reserves by approximately 11 thousand hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company presented its challenge of those Dispatches on June 19, 2006.

Notes to Condensed Consolidated Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

9	Fiscal incentives

As a result of the Barra do Riacho operations being located within the geographic area of ADENE (Agency for the Development of the Northeast) and since Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (SUDENE) of its decision to revoke the fiscal benefits previously granted to the Company based on an opinion of the Legal Counsel to the National Integration Ministry on the definition of the geographical area eligible for the recognition of such benefit.

During 2004 and 2005, ADENE issued several acts with the objective of annulling the tax benefit used by the Company. Such acts were always challenged by the Company and no final decision on the merits was issued as this point. Nevertheless, in December 2005 the Company was notified by the Federal Revenue Service to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 97 million. The Company presented its defense in January 2006 and is currently awaiting a decision.

The Company’s management, based on the advice of external legal counsel, believes that the decisions of ADENE and of the Federal Revenue Service do not invalidate the benefits recorded (US$ 75 million on December 31, 2005, credited to “Capital reserve” account). Thus, no provisions for loss were booked for the amounts of the benefits recognized through those dates.

Starting January 2005 the Company has not been recognizing this benefit in the calculation of income taxes payable, as it had previously done in prior years.

10	Derivative contracts - foreign currency risk management

The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s assets.

During the nine-month period ended September 30, 2006 the Company has recognized a positive result of US$ 73 million (US$ 37 million in the same period of 2005) related to future dollar contracts registered in BM&F - Brazilian Mercantile & Futures Exchange. These operations have aggregated notional amount of US$ 289 million as of September 30, 2006 and are marked to market on a daily basis, with outstanding balance to be received of US$ 0.4 million (US$ 4 million as of December 31, 2005).

Notes to Condensed Consolidated Financial Statements
(Expressed in thousands of United States dollars, unless otherwise stated)
(Unaudited)

11	Geographical information

The Company's exports from Brazil, classified by geographic destination, are as follows:

	Three-month period		Nine-month period
	ended September 30		ended September 30
		(Unaudited)		(Unaudited)
	2006	2005	2006	2005

North America	171,689	131,550	476,033	394,842
Europe	169,658	159,739	522,445	472,677
Asia	121,721	56,283	323,001	154,066
Other	5,801	3,349	14,726	13,770

Total	468,869	350,921	1,336,205	1,035,355

Sales to two unaffiliated customers represented 46% of net sales in 2006. Two unaffiliated customers represented 48% in 2005. No other individual customers represented more than 10% of net sales.

* * *

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 06, 2006

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer